RULE NO. 424(b)(3)
                                                      REGISTRATION NO. 333-87133


                 SUBJECT TO COMPLETION. DATED SEPTEMBER 6, 2000.

          Prospectus Supplement to Prospectus dated September 30, 1999.

                               euro 1,000,000,000

                          THE PROCTER & GAMBLE COMPANY

                          (bullet)% Notes due (bullet)

                              --------------------

     Procter & Gamble will pay interest on the notes on (bullet) of each year. The first such payment will be made on (bullet). The notes will not be redeemable prior to maturity unless certain events occur involving United States taxation.

     Application has been made to list the notes on the Luxembourg Stock Exchange in accordance with the rules thereof.

                              --------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

                                                       Per Note        Total
Initial public offering price..........................(bullet)%    euro(bullet)
Underwriting discount..................................(bullet)%    euro(bullet)
Proceeds, before expenses, to Procter & Gamble.........(bullet)%    euro(bullet)

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from (bullet), 2000 and must be paid by the purchaser if the notes are delivered after (bullet), 2000.

                              ---------------------

     The underwriters expect to deliver the notes in book-entry form only through the facilities of Clearstream Banking, societe anonyme ("Clearstream, Luxembourg"), formerly known as Cedelbank, and Euroclear against payment on (bullet), 2000.

                 JOINT GLOBAL COORDINATORS AND JOINT BOOKRUNNERS

DEUTSCHE BANK GOLDMAN SACHS INTERNATIONAL

                              --------------------

DEUTSCHE BANC ALEX. BROWN GOLDMAN, SACHS & CO.

                  Prospectus Supplement dated (bullet), 2000.

     THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.

     In this prospectus supplement and the accompanying prospectus, unless we otherwise specify or the context otherwise requires, references to:

- "Procter & Gamble," "we," "us" and "our" are to The Procter & Gamble Company and its subsidiaries;

- "fiscal" followed by a specific year are to our fiscal year ended or ending June 30 of that year; and

- "euro" and "euro symbol" are to the euro and "dollars," "$" and "U.S.$" are to United States dollars.



                                   THE COMPANY

     The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, we manufacture and market a broad range of consumer products in many countries throughout the world.

     As of July 1, 1999, we have reorganized our business to product-based Global Business Units ("GBU's") in order to streamline management decision-making, strategic planning and manufacturing. The realignment, called "Organization 2005", consists of the following product-based, reportable segments: Fabric and Home Care, Paper, Beauty Care, Health Care and Food and Beverage.

- Fabric and Home Care includes laundry care, dish care, fabric conditioners and hard surface cleaners. Representative brands include Ariel, Tide, Cascade, Dawn, Fairy and Downy.

- Paper aggregates tissues and towel, feminine care and baby care, which contains diapers and wipes. Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

- Beauty Care includes cosmetics, hair care, deodorants, fragrances and other beauty products. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Oil of Olay, Cover Girl and Old Spice.

- Health Care includes personal health care, oral care, prescription drugs, and pet health and nutrition. Representative brands include Crest, Scope, Metamucil, Vicks, Asacol, Didronel, Macrobid and Iams.

- Food and Beverage includes coffee, snacks, commercial services, juice, peanut butter and shortening and oil. Representative brands include Folgers, Jif, Sunny Delight, Pringles, Olean and Crisco.

     The GBU structure is complemented by a group of Market Development Organizations intended to maximize the business potential for the entire product portfolio in each local market. In addition, Organization 2005 is intended to streamline and standardize our global essential business services, such as accounting, employee benefits management, order management and information technology services, to a common Global Business Services organization.

     Organization 2005 will cost $2.1 billion after-tax over the six year period and will affect 15,000 positions worldwide.

     In the United States, we owned and operated manufacturing facilities at 41 locations in 23 states as of June 30, 2000. In addition, we owned and operated 93 manufacturing facilities in 45 other countries as of that date. Fabric and Home Care products were produced at 47 of these locations; Paper products at 48; Health Care products at 26; Beauty Care products at 34; and Food and Beverage products at 15.

     Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.



                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following summary consolidated financial information for the year ended June 30, 2000 has been derived from our consolidated financial statements contained in our Annual Report to Shareholders for the fiscal year ended June 30, 2000. The summary consolidated financial information for the year ended June 30, 1999 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1999. Prior years have been restated to conform with the current year presentation. All information is reported in U.S. dollars.

                                                     FISCAL YEAR ENDED JUNE 30,
                                                     ---------------------------
                                                          2000         1999
                                                     ------------   ------------
                                                     (AMOUNTS IN MILLIONS EXCEPT
                                                           PER SHARE AMOUNTS)
NET SALES............................................   $ 39,951     $ 38,125
     Cost of products sold...........................     21,514       21,027
     Marketing, research and administrative expense..     12,483       10,845
                                                        --------     --------
OPERATING INCOME.....................................      5,954        6,253
     Interest expense................................        722          650
     Other income, net...............................        304          235
                                                        --------     --------
EARNINGS BEFORE INCOME TAXES.........................      5,536        5,838
     Income taxes....................................      1,994        2,075
                                                        --------     --------
NET EARNINGS(1)......................................   $  3,542     $  3,763
                                                        ========     ========
PER COMMON SHARE:
     Basic net earnings(1)...........................   $   2.61     $   2.75
     Diluted net earnings(1).........................   $   2.47     $   2.59
     Dividends.......................................   $   1.28     $   1.14
AVERAGE COMMON SHARES OUTSTANDING--DILUTED...........    1,427.2      1,446.8


                                                      FISCAL YEAR   FISCAL YEAR
                                                         ENDED         ENDED
                                                     JUNE 30, 2000 JUNE 30, 1999
                                                     ------------- -------------
                                                        (AMOUNTS IN MILLIONS)
WORKING CAPITAL......................................   $      4     $    597
TOTAL ASSETS.........................................     34,194       32,113
LONG-TERM DEBT.......................................      8,916        6,231
SHAREHOLDERS' EQUITY.................................     12,287       12,058

------
(1) Net earnings include an after-tax charge for Organization 2005 of $688 in 2000 and $385 in 1999. Basic and diluted net earnings per share include Organization 2005 charges of $.52 and $.48 in 2000 and $.29 and $.26 in 1999, respectively.


RESULTS OF OPERATIONS: YEAR ENDED JUNE 30, 2000 COMPARED TO THE YEAR ENDED JUNE 30, 1999

     Our results reflected strong sales growth, with earnings impacted by higher spending on product initiatives and Organization 2005 costs.

     We introduced several new brands, expanded strong established brands into new markets, acquired new businesses and introduced significant product upgrades on major brands. The increased innovation resulted in significant investments at a time when commodity costs also increased, currency had a negative impact, we incurred additional costs to transition into its new global organizational structure and competition reacted strongly to business initiatives.

     Net earnings were $3.54 billion or $2.47 per share compared to $3.76 billion or $2.59 per share in 1999. Results included charges of $688 million after tax for current year costs of the Organization 2005 program designed to realign the organization into global product-based segments for a geographic structure and change the work processes and culture.

     For the fiscal year, core net earnings, which exclude Organization 2005 costs, increased 2% to $4.23 billion. Core net earnings per share were $2.95, an increase of 4% from the prior year. Volume and sales progress drove core earnings growth, but were partially offset by higher spending, primarily behind new product initiatives.

     Worldwide net sales for the current year were $39.95 billion, an increase of 5% versus last year. Excluding a negative 2% exchange rate impact, net sales increased 7% on 4% unit volume growth. This growth reflects strong product initiative activity, the acquisition of the Iams pet health and nutrition business and progress on flagship brands, largely in fabric and home care.

     Worldwide gross margin was 46.1%, compared to 44.8% in the prior year. Gross margin includes $496 million in charges related to the Organization 2005 program. These charges consisted primarily of accelerated depreciation, asset write downs and employee separation costs. Excluding these charges, gross margin increased to 47.4%, reflecting the impact of high-performance, premium-priced initiatives and effective cost management in the face of rising material costs.

     Worldwide marketing, research and administrative expense was $12.48 billion versus $10.85 million in the prior year. The increase to 31.2% of net sales from 28.4% was primarily due to increased spending on product initiatives. Organization 2005 costs increased marketing, research and administrative expense by $318 million, primarily due to employee separation expenses. Excluding these charges, marketing, research and administrative expense increased 13% over 1999.

     Operating income declined by 5%. Excluding the charges for Organization 2005, operating income improved 1% as business results were supplemented by lower employee benefit costs reflected in the Corporate segment.

     Interest expense increased 11% to $722 million on increased debt, primarily due to acquisitions and share repurchases. Other income, net, which consists primarily of interest and investment income, contributed $304 million in the current year compared to $235 million in the prior year, including impacts of our ongoing minor brand divestiture program.

     Our effective tax rate for the year was 36.0%, compared to 35.5% in the prior year. This change reflects a reduction in the core earnings rate, more than offset by the impact of tax rate effects from the Organization 2005 program. Excluding Organization 2005 costs and related tax effects, the effective tax rate was 33.4% compared to 34.4% in the prior year.

     Net earnings margin was 8.9% versus 9.9% in the prior year. Excluding the Organization 2005 charges, core net earnings margin was 10.6%, down from 10.9% last year, reflecting the strong top-line growth offset by increased spending.

     Our action plan for the next year focuses on balancing top-line and bottom-line progress: growing big brands in core categories, investing smartly in commercialization of innovation, driving out costs and improving cash flow.

FISCAL YEAR SEGMENT HIGHLIGHTS

- Fabric and home care delivered strong sales growth for the fiscal year, spurred by the introduction of new brands and solid base business performance in North America and Northeast Asia. Net sales for the year were $12.16 billion, an increase of seven percent from the prior year, on unit volume growth of five percent. Excluding foreign exchange impacts, primarily in Western Europe, sales grew nine percent. North America led progress, generating strong unit volume and sales growth versus the prior year with product upgrades on Tide and several new brand initiatives including Swiffer, Dryel and Mr. Clean Wipes. Additional contributions to top-line growth were due to product upgrades on Ariel in Northeast Asia and continued expansion into the Southern Cone of Latin America. Despite volume and sales improvement, segment earnings fell three percent to $1.45 billion, behind significant investments in these initiatives.

- Results in paper reflected tissue and towel expansion in Western Europe, investments in new product initiatives on Charmin, a tough competitive environment in baby care and feminine care businesses, and unfavorable raw and packing material cost trends. Net sales were $12.04 billion, a one percent decline from the prior year on flat unit volume. Excluding the impact of exchange rates, sales were up one percent. Unit volume was up two percent excluding the prior year divestiture of the Attends adult incontinence brand. Volume growth in tissue and towel was offset by softness in the remainder of the business, particularly in Western Europe. Net earnings declined 16 percent to $1.07 billion.

- Beauty care net sales were comparable to the prior year at $7.39 billion, including a one percent unfavorable exchange impact, primarily in Western Europe. Unit volume declined two percent, impacted by a difficult competitive environment in hair care in key European markets and significant contraction of the market in China. Sales were ahead of volume due to the focus on high-performance, premium-priced initiatives, including the launch of the Physique styling line, cosmetics and skin care product initiatives, and the expansion of Secret Platinum. Net earnings were $894 million, a three percent decrease from the prior year. The earnings decline reflected the weakness in China and Western Europe and higher marketing costs associated with the introduction of new and established brand product initiatives, which more than offset gains from minor brand divestitures.

- Health care posted strong results, fueled by the acquisition of the Iams Company, a leader in pet nutrition. Net sales, including a two percent impact from weaker currencies were $3.91 billion, with growth coming primarily from acquisitions. Volume and sales both increased over 30 percent versus the prior year. Net earnings were $335 million, a 38 percent increase. Excluding acquisitions, sales increased four percent despite a two percent volume decline, and net earnings increased 17 percent. Actonel, a new brand for the prevention and treatment of osteoporosis, was launched late in the year, with launch costs partially funded by a milestone payment earned upon FDA approval.

- Food and beverage delivered solid earnings results despite flat sales and volume. Sales were $4.63 billion, including a one percent negative exchange impact. Excluding the prior year divestiture of Hawaiian Punch, unit volume increased five percent, behind strong growth in Western Europe and Northeast Asia, partially due to the expansion of Pringles. Net earnings increased to $364 million, up 11 percent versus last year, primarily due to gross margin improvement.

- The corporate segment includes both operating and non-operating elements, including certain financing costs, goodwill amortization, employee benefit costs, other general corporate items and Organization 2005 charges.

OTHER FISCAL YEAR HIGHLIGHTS

- Effective June 7, 2000, A.G. Lafley, formerly president-global beauty care and North America, was elected as chief executive of the company, succeeding Durk I. Jager, who retired after more than 30 years of service. The board of directors also elected John E. Pepper, previously retired from P&G and chairman of the executive committee of the board, to be chairman of the board.

- The company's Organization 2005 restructuring program is delivering savings as anticipated. Organization 2005 is designed to realign the organization structure, work processes, and culture to accelerate growth and innovation. To achieve this, certain structural and organizational changes are being made to administrative and manufacturing operations--including implementation of standardized global manufacturing capabilities. The cost of this multi-year program is estimated at $2.1 billion after-tax over six years, with going savings currently estimated at $1.2 billion per year. The total cost estimate has increased approximately $200 million, while estimated going savings have increased by $300 million per year.

- Dividends for the fiscal year ended June 30, 2000 increased 12 percent to $1.28 per share. Dividends for the current fiscal year will be $1.40 per share, an increase of nine percent, marking the 45th consecutive year of increased dividend payments.


                 CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

                                                       Years Ended June 30,
                                                 -------------------------------
                                                 1996  1997   1998   1999   2000
                                                 ----  ----   ----   ----   ----
Ratio of earnings to fixed charges(1).........   9.0  10.9    9.9    8.8    7.1

(1) Earnings used to compute this ratio are earnings before income and taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).


                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Procter & Gamble and its subsidiaries at June 30, 2000.

                                                                   JUNE 30, 2000(1)
                                                               -------------------------
                                                               (IN MILLIONS OF DOLLARS
                                                               EXCEPT PER SHARE AMOUNTS)
DEBT:
Commercial paper and other borrowing due within one year(2).................   $  3,210
Long-Term Borrowings:
   Due from one to two years................................................        472
   Due after two and through five years.....................................      2,646
   Due after five years.....................................................   $  5,798
                                                                               --------
Total Debt..................................................................   $ 12,126

SHAREHOLDERS' EQUITY:
Convertible Class A preferred stock, stated value $1 per share; 600,000,000
   shares authorized, 93,010,000 outstanding................................      1,737
Non-Voting Class B preferred stock, stated value $1 per share; 200,000,000
   shares authorized, none outstanding......................................         --
Common Stock, stated value $1 per share; 5,000,000,000 shares authorized,
   1,305,867,000 outstanding................................................      1,306
Additional Paid-In Capital..................................................      1,794
Reserve for Employee Stock Ownership Plan debt retirement...................     (1,418)
Accumulated other comprehensive income......................................     (1,842)
Retained earnings...........................................................     10,710
Total Shareholders' Equity..................................................     12,287
Total capitalization........................................................   $ 24,413
--------

(1) As of September 1, 2000, we are not aware of any material changes since June 30, 2000 in our common stock, material increases in our consolidated long-term debt or any material decreases in our consolidated net current assets or consolidated shareholders' equity, except in connection with acquisitions of common stock under our previously announced discretionary stock repurchase plan. Since June 30, 2000, we have completed an August 14, 2000 offering of $40 million principal amount of floating rate notes due August 15, 2050.

(2) Includes $283 million equivalent to current portion of long-term debt due within one year. We maintain credit facilities in support of our short-term commercial paper borrowings. At June 30, 2000 our short-term bank lines with banks amounted to $2.0 billion (none of which had been utilized at September 1, 2000).


                                   MANAGEMENT

DIRECTORS

   NAME                                     PRINCIPAL OCCUPATION
   ----                                     --------------------

Norman R. Augustine          Chairman of the Executive Committee, Lockheed
                             Martin Corporation (aerospace, electronics, telecommunications, information management and energy systems). Director of Lockheed Martin
                             Corporation, The Black and Decker Corporation and
                             Phillips Petroleum Company; Director of Procter &
                             Gamble since 1989; Chairman of the Compensation
                             Committee and member of the Executive and Finance
                             Committees; age 65.

Donald R. Beall              Retired Chairman and Chief Executive Officer,
                             Rockwell International Corporation (industrial, automation, avionics and communications and electronic commerce) and Chairman of the Executive
                             Committee. Director of Rockwell International
                             Corporation, ArvinMeritor Inc. and Conexant
                             Systems, Inc.; Director of Procter & Gamble since
                             1992; Chairman of the Audit Committee and member of the Executive and Public Policy Committees; age 61.

Gordon F. Brunner            Former Chief Technology Officer (External Technical
                             Ventures). Director of Procter & Gamble since 1991;
                             age 61. Mr. Brunner has announced his intention to retire on November 1, 2000.

Richard B. Cheney            Former Chairman of the Board and Chief Executive
                             Officer, Halliburton Company (energy services, engineering and construction). Director of Union
                             Pacific Corporation; Director of Procter & Gamble since 1993; member of the Audit, Compensation and Public Policy Committees; age 59. As a result of
                             Mr. Cheney's nomination as a Vice Presidential candidate, he has taken a leave of absence from the Board and will not attend Board meetings or participate in any Board matters pending the results of the election in November.

Richard J. Ferris            Retired Co-Chairman, Doubletree Corporation.
                             Director of BP Amoco Corporation; Director of
                             Procter & Gamble since 1979; Chairman of the
                             Finance Committee and member of the Executive and Public Policy Committees; age 63.

Joseph T. Gorman             Chairman and Chief Executive Officer, TRW Inc.
                             (electronic, automotive, industrial and aerospace equipment). Director of TRW Inc. and Alcoa Inc.;
                             Director of Procter & Gamble since 1993; member of the Compensation, Executive and Finance Committees;
                             age 62.

A.G. Lafley                  President and Chief Executive. Director of Procter
                             & Gamble since 2000; member of the Executive
                             Committee; age 53.

Charles R. Lee               Chairman and Chief Executive Officer, Verizon
                             Communications (telecommunications services).
                             Director of Verizon Communications, United
                             Technologies Corporation and USX Corporation;
                             Director of Procter & Gamble since 1994; member of the Audit, Board Organization and Nominating, and
                             Compensation Committees; age 60.

Lynn M. Martin               Professor, J.L. Kellogg Graduate School of
                             Management, Northwestern University. Director of
                             SBC Communications, Ryder System, Inc., TRW Inc.,
                             Dreyfus Funds and Harcourt General Inc.; Director of Procter & Gamble since 1994; member of the Finance, Board Organization and Nominating and
                             Public Policy Committees; age 60.

John E. Pepper               Chairman of the Board. Director of Boston
                             Scientific Corporation, Motorola, Inc. and Xerox
                             Corporation. Director of Procter & Gamble since
                             1984; Chairman of the Executive Committee and member of the Finance and Public Policy Committees;
                             age 62.

John F. Smith, Jr.           Chairman of the Board, General Motors Corporation
                             (automobile and related businesses). Director of General Motors Corporation; Director of Procter &
                             Gamble since 1995; member of the Audit, Board
                             Organization and Nominating and Public Policy
                             Committees; age 62.

Ralph Snyderman, M.D.        Chancellor for Health Affairs, Executive Dean,
                             School of Medicine at Duke University, and
                             President/CEO of Duke University Health System.
                             Director of Ariad, Inc. and Genta Inc.; Director of
                             Procter & Gamble since 1995; member of the Audit,
                             Board Organization and Nominating and Public Policy
                             Committees; age 60.

Robert D. Storey             Partner in the law firm of Thompson, Hine & Flory,
                             L.L.P., Cleveland, Ohio. Director of Verizon
                             Communications and The May Department Stores
                             Company; Director of Procter & Gamble since 1988;
                             Chairman of the Public Policy Committee and member of the Audit and Board Organization and Nominating
                             Committees; age 64.

Marina v.N. Whitman, Ph.D.   Professor of Business Administration and
                             Public Policy, University of Michigan. Director of
                             Alcoa Inc., Chase Manhattan Corporation and its subsidiary Chase Manhattan Bank, and Unocal
                             Corporation; Director of Procter & Gamble since
                             1976; Chairman of the Board Organization and
                             Nominating Committee, and member of the
                             Compensation and Finance Committees; age 65.



EXECUTIVE OFFICERS

   NAME                                        OFFICE HELD
   ----                                        -----------
John E. Pepper               Chairman of the Board. Director since 1984.

A.G. Lafley                  President and Chief Executive. Director since 2000.

Wolfgang C. Berndt           President--Global Fabric & Home Care

Jorge P. Montoya             President--Global Food & Beverage and Latin America

Richard L. Antoine           Global Human Resources & Product Supply Officer

Gordon F. Brunner            Former Chief Technology Officer (External Technical
                             Ventures). Director since 1991.

Bruce L. Byrnes              President--Global Beauty Care and Global Health
                             Care

R. Kerry Clark               President--Global Market Development Organization

G. Gilbert Cloyd             Chief Technology Officer

Clayton C. Daley, Jr.        Chief Financial Officer

Stephen N. David             Chief Information Officer and Business-to-Business
                             Officer

James J. Johnson             Chief Legal Officer

Mark D. Ketchum              President--Global Baby Care and Global Feminine
                             Care

Gary T. Martin               President--Global Tissues & Towel

David R. Walker              Vice President and Comptroller

     All of the above Executive Officers, except James J. Johnson and David R. Walker, are members of the Global Leadership Council of The Procter & Gamble Company and have been employed by Procter & Gamble for over five years.



                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the notes supplements the more general description of the debt securities contained in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls.

     Investors should read this section together with the section entitled "Description of Debt Securities" in the accompanying prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section. We qualify the description of the notes by reference to the indenture as described below.

GENERAL

     The notes:

- will be in the aggregate principal amount of euro 1,000,000,000, subject to our ability to issue additional notes which may be of the same series as these notes as described under "Further Issues,"

- will be senior debt of Procter & Gamble, ranking equally with all other present and future unsecured and unsubordinated indebtedness of Procter & Gamble,

- will be issued as a separate series under the indenture between Procter & Gamble and Bank One Trust Company, NA (formerly known as The First National Bank of Chicago), dated as of September 28, 1992, in registered, book-entry form only,

- will be issued in euro in denominations of euro 1,000 and integral multiples of euro 1,000,

-    will mature on (bullet),

-    will be repaid at par at maturity,

- will not be redeemable by us prior to maturity, other than as described below in connection with certain events involving U.S. taxation,

-    will be subject to defeasance and covenant defeasance, and

-    will not be subject to any sinking fund.

     The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us or our subsidiaries, and contain no financial or similar restrictions on us or our subsidiaries, except as described in the prospectus under the caption "Description of Debt Securities--Restrictive Covenants."

INTEREST

     The notes will bear interest at the rate of (bullet)% per year. Interest will accrue from and include (bullet), 2000 or from the most recent interest payment date to which interest has been paid or provided for. We will make interest payments on (bullet) of each year, with the first interest payment being made on (bullet). We will make interest payments to the person in whose name the notes are registered at the close of business on the (bullet) before the next interest payment date.

     If the interest payment date is not a Business Day at the relevant place of payment, payment of interest will be made on the next day that is a Business Day at such place of payment. "Business Day" means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York or London and, for any place of payment outside of The City of New York and London, in such place of payment.

     If interest is required to be calculated for any period of less than a year, it will be calculated on the basis of the actual number of days elapsed since the closing date of the offering or, if more recent, the last interest payment date divided by 365 (or, if any portion of this period falls in a leap year, the sum of (A) the actual number of days in that portion of the period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the period falling in a non-leap year divided by 365).

ADDITIONAL AMOUNTS

     All payments of principal and interest in respect of the notes will be made free and clear of, and without deduction or withholding for or on account of any present or future taxes, duties, assessments or other governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by the United States or any political subdivision or taxing authority of or in the United States, unless such withholding or deduction is required by law (see "United States Tax Considerations" below).

     In the event such withholding or deduction is required by law, subject to the limitations described below, we will pay as additional interest on the notes to the holder or beneficial owner of any note who is a non-U.S. holder (as defined under "United States Tax Considerations--Non-U.S. Holders" below) such additional amounts ("Additional Amounts") as may be necessary in order that every net payment by us or any paying agent of principal of or interest on the notes (including upon redemption), after deduction or withholding for or on account of any present or future tax, duty, assessment or other governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority of or in the United States, will not be less than the amount provided for in such note to be then due and payable before any such tax, duty, assessment or other governmental charge.

     However, our obligation to pay Additional Amounts shall not apply to:

(a) any tax, duty, assessment or other governmental charge which would not have been so imposed but for:

     (1) the existence of any present or former connection between such holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder or other equity owner of, or a person having a power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, a trust, a limited liability company, a partnership, a corporation or other entity) and the United States, including, without limitation, such holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or other equity owner or person having such a power) being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in a trade or business in the United States or being or having been present in the United States or having or having had a permanent establishment in the United States;

     (2) the failure of such holder or beneficial owner to comply with any requirement under United States tax laws and regulations to establish entitlement to a partial or complete exemption from such tax, duty, assessment or other governmental charge (including, but not limited to, the requirement to provide Internal Revenue Service Forms W-8BEN, Forms W-8ECI, or any subsequent versions thereof or successor thereto); or

     (3) such holder's or beneficial owner's present or former status as a personal holding company or a foreign personal holding company with respect to the United States, as a controlled foreign corporation with respect to the United States, as a passive foreign investment company with respect to the United States, as a foreign tax exempt organization with respect to the United States or as a corporation which accumulates earnings to avoid United States federal income tax;

(b) any tax, duty, assessment or other governmental charge imposed by reason of the holder or beneficial owner:

     (1) owning or having owned, directly or indirectly, actually or constructively, 10% or more of the total combined voting power of all classes of Procter & Gamble's stock,

     (2) being a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code (as defined in "United States Tax Considerations" below) or

     (3) being a controlled foreign corporation with respect to the United States that is related to Procter & Gamble by stock ownership;

(c) any tax, duty, assessment or other governmental charge which would not have been so imposed but for the presentation by the holder or beneficial owner of such note for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which payment of the note is duly provided for and notice is given to holders, whichever occurs later, except to the extent that the holder or beneficial owner would have been entitled to such additional amounts on presenting such note on any date during such 10-day period;

(d) any estate, inheritance, gift, sales, transfer, personal property, wealth, interest equalization or similar tax, assessment or other governmental charge;

(e) any tax, duty, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal of or interest on such note;

(f) any tax, duty, assessment or other governmental charge which is payable by a holder that is not the beneficial owner of the note, or a portion of the note, or that is a fiduciary, partnership, limited liability company or other similar entity, but only to the extent that a beneficial owner, a beneficiary or settlor with respect to such fiduciary or member of such partnership, limited liability company or similar entity would not have been entitled to the payment of an additional amount had such beneficial owner, settlor, beneficiary or member received directly its beneficial or distributive share of the payment;

(g) any tax, duty, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note, if such payment can be made without such withholding by any other paying agent; or

(h)  any combination of items (a), (b), (c), (d), (e), (f) and (g).

     For purposes of this section, the holding of or the receipt of any payment with respect to a note will not constitute a connection (1) between the holder or beneficial owner and the United States or (2) between a fiduciary, settlor, beneficiary, member or shareholder or other equity owner of, or a person having a power over, such holder or beneficial owner if such holder or beneficial owner is an estate, a trust, a limited liability company, a partnership, a corporation or other entity and the United States.

     Any reference in this prospectus supplement and the prospectus, in the indenture or in the notes to principal or interest shall be deemed to refer also to Additional Amounts which may be payable under the provisions of this section.

     Procter & Gamble will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority therein with respect to the issuance of the notes.

     Except as specifically provided in the notes, Procter & Gamble will not be required to make any payment with respect to any tax, duty, assessment or other governmental charge imposed by any government or any political subdivision or taxing authority of or in the United States.

TAX REDEMPTION

     Except as provided below, the notes may not be redeemed prior to maturity. Unless previously redeemed or repurchased and canceled, the notes will be payable at par, including Additional Amounts, if any, on (bullet) or such earlier date on which the applicable notes shall be due and payable in accordance with the terms and conditions of the applicable notes. However, if the maturity date of the applicable notes is not a Business Day, the notes will be payable on the next succeeding Business Day and no interest shall accrue for the period from (bullet) to such payment date.

     The notes may be redeemed at our option, in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, together with interest accrued and unpaid to the date fixed for redemption, at any time, on giving not less than 30 nor more than 60 days' notice in accordance with "Notices" below, which notice shall be irrevocable, if:

(a) we have or will become obligated to pay Additional Amounts as a result of any change in or amendment to the laws, regulations or rulings of the United States or any political subdivision or any taxing authority of or in the United States affecting taxation, or any change in or amendment to an official application, interpretation, administration or enforcement of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after (bullet), or

(b) any action shall have been taken by a taxing authority, or any action has been brought in a court of competent jurisdiction, in the United States or any political subdivision or taxing authority of or in the United States, including any of those actions specified in (a) above, whether or not such action was taken or brought with respect to Procter & Gamble, or any change, clarification, amendment, application or interpretation of such laws, regulations or rulings shall be officially proposed, in any such case on or after the date of this prospectus supplement, which results in a substantial likelihood that we will be required to pay Additional Amounts on the next interest payment date.

     However, no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which we would be, in the case of a redemption for the reasons specified in (a) above, or there would be a substantial likelihood that we would be, in the case of a redemption for the reasons specified in (b) above, obligated to pay such Additional Amounts if a payment in respect of the notes were then due.

     Prior to the publication of any notice of redemption pursuant to this section, we will deliver to the trustee:

(1) a certificate signed by one of our duly authorized officers stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right so to redeem have occurred, and

(2) in the case of a redemption for the reasons specified in (a) or (b) above, a written opinion of independent legal counsel of recognized standing to the effect that we have or will become obligated to pay such Additional Amounts as a result of such change or amendment or that there is a substantial likelihood that we will be required to pay such Additional Amounts as a result of such action or proposed change, clarification, amendment, application or interpretation, as the case may be.

     Such notice, once delivered by us to the trustee, will be irrevocable.

BOOK-ENTRY SYSTEM

     We will issue the notes as global notes registered in the name of a common depositary for Clearstream Banking, societe anonyme, Luxembourg, and Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear system. Investors may hold book-entry interests in a global note through organizations that participate, directly or indirectly, in the Clearstream, Luxembourg and Euroclear systems. Book-entry interests in the notes and all transfers relating to the notes will be reflected in the book-entry records of Euroclear and Clearstream, Luxembourg.

     The distribution of the notes will be cleared through Clearstream, Luxembourg and Euroclear. Any secondary market trading of book-entry interests in the notes will take place through Euroclear and Clearstream, Luxembourg participants and will settle in same-day funds. Owners of book-entry interests in the notes will receive payments relating to their notes in euros.

     Clearstream and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

     The policies of Clearstream and Euroclear will govern payments, transfers, exchange and other matters relating to the investor's interest in securities held by them. We have no responsibility for any aspect of the records kept by Clearstream or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way.

     Clearstream and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

     Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

     The description of the clearing systems in this section reflects our understanding of the rules and procedures of Clearstream and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time. We have obtained the information in this section concerning Clearstream and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

CLEARSTREAM

     Clearstream is incorporated as a bank under Luxembourg law. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with Morgan Guaranty Trust Company of New York, the operator of the Euroclear System, to facilitate settlement of trades between Clearstream and Euroclear.

     As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream customers are limited to securities brokers and dealers. Clearstream customers may include the underwriters. Other institutions that maintain a custodial relationship with a Clearstream customer may obtain indirect access to Clearstream.

THE EUROCLEAR SYSTEM

     The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries.

     The Euroclear System is operated by the Brussels office of Morgan Guaranty Trust Company of New York, which is known as the Euroclear Operator, under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation. The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the cooperative. The cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. The Board of Governors of the Federal Reserve System, the New York State Banking Department and the Belgian Banking Commission regulate and examine the Euroclear Operator.

     The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

-    transfers of securities and cash within the Euroclear System;

-    withdrawal of securities and cash from the Euroclear System; and

-    receipts of payments with respect to securities in the Euroclear System.

     All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

CLEARANCE AND SETTLEMENT PROCEDURES

     We understand that investors that hold their debt securities through Euroclear or Clearstream accounts will follow the settlement procedures that are applicable to conventional Eurobonds in registered form. Debt securities will be credited to the securities custody accounts of Euroclear and Clearstream participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

     We understand that secondary market trading between Euroclear and/or Clearstream participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream. Secondary market trading will be settled using procedures applicable to conventional Eurobonds in registered form.

     You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the debt securities through Clearstream and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

     In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the debt securities, or to make or receive a payment or delivery of the debt securities, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.

     Clearstream or Euroclear will credit payments to the cash accounts of Clearstream customers or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures.

     Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of Clearstream and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

SAME-DAY SETTLEMENT AND PAYMENT

     The underwriters will settle the notes in immediately available funds. We will make principal and interest payments on the notes in immediately available funds or the equivalent. Secondary market trading between Clearstream customers and Euroclear participants will occur in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity (if any) in the notes.

CERTIFICATED NOTES

     We will issue notes to you or your nominees, in fully certificated registered form, only if (1) we advise the trustee in writing that the depositary is no longer willing or able to discharge its responsibilities properly, and the trustee or we are unable to locate a qualified successor within 90 days; (2) an event of default has occurred and is continuing under the indenture; or (3) we, at our option, elect to terminate the book-entry system. If any of the three above events occurs, the trustee will re-issue the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

     In the event individual certificates for the notes are issued, the holders of such notes will be able to receive payment on the notes and effect transfers of the notes at the offices of the Luxembourg paying agent. We have appointed Credit Agricole Indosuez Luxembourg S.A. as paying agent in Luxembourg with respect to the notes in individual certificated form, and as long as the notes are listed on the Luxembourg Stock Exchange, we will maintain a paying agent in Luxembourg.

     Unless and until we issue the notes in fully certificated, registered form,
(1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.

NOTICES

     The trustee will mail notices by first class mail, postage prepaid, to each registered holder's last known address as it appears in the security register that the trustee maintains. The trustee will only mail these notices to the registered holder of the notes, unless we reissue the notes to you or your nominees in fully certificated form.

     In addition, if the notes are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange require notice by publication, the trustee will publish notices regarding the notes in a daily newspaper of general circulation in Luxembourg. We expect that this newspaper will be the Luxemburger Wort. If publication in Luxembourg is not practical, the trustee will publish these notices elsewhere in Europe. Published notices will be deemed to have been given on the date they are published. If publication as described above becomes impossible, then the trustee may publish sufficient notice by alternate means that approximate the terms and conditions described in this paragraph.

REPLACEMENT OF NOTES

     If any mutilated note is surrendered to the trustee, we will execute and the trustee will authenticate and deliver in exchange for such mutilated note a new note of the same series and principal amount. If the trustee and we receive evidence to our satisfaction of the destruction, loss or theft of any note and such security or indemnity as may be required by them, then we shall execute and the trustee shall authenticate and deliver, in lieu of such destroyed, lost or stolen note, a new note of the same series and principal amount. All expenses associated with issuing the new note shall be borne by the owner of the mutilated, destroyed, lost or stolen note.

PRESCRIPTION

     Under New York's statute of limitations, any legal action to enforce our payment obligations evidenced by the notes must be commenced within six years after payment is due. Thereafter our payment obligations will generally become unenforceable.

FURTHER ISSUES

     We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally with the notes in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes.

GOVERNING LAW

     The indenture and the notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.


                        UNITED STATES TAX CONSIDERATIONS

     The following summary describes the material United States federal income tax consequences and, in the case of a holder that is a non-U.S. holder (as defined below), the United States federal estate tax consequences, of purchasing, owning and disposing of notes. This summary applies to you only if you are the initial holder of the notes and you acquire the notes for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

     This summary deals only with notes held as capital assets (generally, investment property) and does not deal with special tax situations such as:

-    dealers in securities or currencies;

-    traders in securities;

- United States holders (as defined below) whose functional currency is not the United States dollar;

- persons holding notes as part of a hedge, straddle, conversion or other integrated transaction;

-    certain United States expatriates;

-    financial institutions;

-    insurance companies;

-    entities that are tax-exempt for United States federal income tax purposes;
     and

-    persons that acquire the notes for a price other than their issue price.

     This summary does not discuss all of the aspects of United States federal income and estate taxation which may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in United States federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income tax consequences of purchasing, owning and disposing of notes as set forth in this summary. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

UNITED STATES HOLDERS

     The following summary applies to you only if you are a United States holder (as defined below).

DEFINITION OF A UNITED STATES HOLDER

     A "United States holder" is a beneficial owner of a note or notes who or which is:

-    an individual citizen or resident of the United States;

- a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, including any State (unless, in the case of a partnership, future Treasury regulations otherwise provide);

- an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

- a trust, if, in general, a United States court is able to exercise primary supervision over the trust's administration and one or more United States persons (within the meaning of the Internal Revenue Code) has the authority to control all of the trust's substantial decisions.

PAYMENTS OF INTEREST

     Interest on your notes will be taxed as ordinary interest income. In addition:

- if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

- if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

     See "United States Tax Considerations--United States Holders--Foreign Currency Considerations" below for additional consequences related to the notes being denominated in euro.

SALE OR OTHER DISPOSITION OF NOTES

     Your tax basis in your notes generally will be their cost. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

- the amount realized on the sale or other disposition (less any amount attributable to accrued interest, which will be taxable in the manner described under "United States Tax Considerations--United States Holders--Payments of Interest"); and

-    your tax basis in the notes.

     Your gain or loss generally will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition you have held the notes for more than one year. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 20%. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income.

     See "United States Tax Considerations--United States Holders--Foreign Currency Considerations" below for additional consequences related to the notes being denominated in euro.

BACKUP WITHHOLDING

     In general, "backup withholding" at a rate of 31% may apply:

-    to any payments made to you of principal of and interest on your note, and

- to payment of the proceeds of a sale or other disposition of your note before maturity,

if you are a non-corporate United States holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

     The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

FOREIGN CURRENCY CONSIDERATIONS

     PAYMENTS OF INTEREST IN EURO

     If you use the cash method of accounting for United States federal income tax purposes, you will be required to include in your gross income the United States dollar value of the payment on the date you receive it (based on the United States dollar spot rate for euro on that date), regardless of whether you in fact convert the payment to United States dollars at that time.

     If you use the accrual method of accounting for United States federal income tax purposes, you will be required to include in your gross income the United States dollar value of the amount of interest income that accrues during an accrual period. The United States dollar value of accrued interest income is determined by translating that income at the average United States dollar exchange rate for euro in effect during that accrual period or, for an accrual period that spans two taxable years, the partial period within the taxable year. You may elect, however, to translate your accrued interest income using the United States dollar spot rate for euro on the last day of the accrual period or, for an accrual period that spans two taxable years, on the last day of the taxable year. If the last day of an accrual period is within five business days of the date you receive the accrued interest, you are permitted to translate the interest using the United States dollar spot rate on the date of receipt. That election must be applied consistently to all debt instruments you hold from year to year and may not be changed without the consent of the Internal Revenue Service. Prior to making that election, you should consult your own tax advisor.

     If you use the accrual method of accounting for United States federal income tax purposes, you may recognize exchange gain or loss, which will be taxable as ordinary income or loss, with respect to accrued interest income on the date you receive the payment of that income. The amount of exchange gain or loss you recognize will be the difference, if any, between the United States dollar value of the payment in euro that you receive in respect of the accrued interest (based on the United States dollar spot rate for euro on the date you receive the payment) and the amount of income you included in respect of that accrued interest (determined as described in the preceding paragraph).

     If you receive a payment of interest in United States dollars as a result of a currency conversion, then the United States dollar amount so received might not be the same as the United States dollar amount required to be recognized as interest income under the rules described above.

     EXCHANGE OR PURCHASE OF EURO

     Euro received as interest on a note or on a sale or other disposition of a note will have a tax basis equal to its United States dollar value at the time you receive the interest or at the time at which you sell or otherwise dispose of your note, as the case may be. If you purchase euro, its tax basis will generally be its United States dollar value on the date of purchase. Any gain or loss recognized on a sale or other disposition of euro (including its use to purchase notes or upon exchange for United States dollars) will be taxable as ordinary income or loss.

     FOREIGN CURRENCY GAIN OR LOSS ON SALE OR OTHER DISPOSITION

     On a sale or other disposition of your note, the amount realized will be based on the United States dollar value of euro on the date you receive the payment or your note is disposed of, or deemed disposed of (or, in certain circumstances, on the settlement date of the transaction). Gain or loss realized upon the sale or other disposition that is attributable to fluctuations in currency exchange rates will be taxable as ordinary income or loss, which generally will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will be the difference between the United States dollar value of the euro received, determined based on the United States dollar spot rate for euro on the date the payment is received or the note is disposed of, or deemed disposed of (or, in certain circumstances, on the settlement date of the transaction), and the United States dollar value of the amount of euro paid to purchase the note, determined based on the United States dollar spot rate for euro on the date you acquired the note (or, in certain circumstances, on the settlement date of the purchase transaction). This foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by you on the sale or other disposition of the note.

NON-U.S. HOLDERS

     The following summary applies to you if you are a beneficial owner of a note who or which is not a United States holder (as defined above) (a "non-U.S. holder"). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by virtue of being present in the United States:

-    on at least 31 days in the calendar year, and

- for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

     Resident aliens are subject to United States federal income tax as if they were United States citizens.

     UNITED STATES FEDERAL WITHHOLDING TAX

     Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) of principal of and interest on your notes under the "portfolio interest" exception of the Internal Revenue Code, provided that in the case of interest:

- you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of the stock of Procter & Gamble entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

- you are not (i) a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to Procter & Gamble through sufficient stock ownership (as provided in the Internal Revenue Code), or (ii) a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

- such interest is not effectively connected with your conduct of a United States trade or business; and

- you provide a signed written statement, under penalties of perjury, that can reliably be related to you, certifying that you are not a United States person within the meaning of the Internal Revenue Code and providing your name and address to:

     (A)  Procter & Gamble or any paying agent of Procter & Gamble; or

     (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to Procter & Gamble or any paying agent of Procter & Gamble under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides Procter & Gamble or any paying agent of Procter & Gamble with a copy of this statement.

     Recently finalized Treasury regulations scheduled to be generally applicable to payments made after 2000 will provide alternative methods for satisfying the certification requirement described in this section. In addition, under these Treasury regulations:

- if you are a foreign partnership, the certification requirement will generally apply to partners in you, and you will be required to provide certain information;

- if you are a foreign trust, the certification requirement will generally be applied to you or your beneficial owners depending on whether you are a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the Treasury regulations; and

- look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

     If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

UNITED STATES FEDERAL INCOME TAX

     Except for the possible application of United States withholding tax (see "United States Tax Considerations--Non-U.S. Holders--United States Federal Withholding Tax" above) and backup withholding tax (see "United States Tax Considerations--Backup Withholding and Information Reporting" below), you generally will not have to pay United States federal income tax on payments of principal of and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (provided that, in the case of proceeds representing accrued interest, the conditions described in "United States Tax Considerations--Non-U.S. Holders--United States Federal Withholding Tax" are met) unless:

- in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met; or

- the gain is effectively connected with your conduct of a United States trade or business, or, if an income tax treaty applies, is generally attributable to a United States "permanent establishment" maintained by you.

     If you are engaged in a trade or business in the United States and interest, gain or any other income in respect of your notes is effectively connected with the conduct of your trade or business, or if an income tax treaty applies and you maintain a United States "permanent establishment" to which the interest, gain or other income is generally attributable, you may be subject to United States income tax on the interest, gain or income (although interest is exempt from the withholding tax discussed in the preceding paragraphs provided that you provide a properly executed applicable Internal Revenue Service form on or before any payment date to claim the exemption). You will have to pay this income tax on a net basis.

     In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your United States trade or business.

UNITED STATES FEDERAL ESTATE TAX

     If you are an individual and are not a citizen or resident of the United States at the time of your death, your notes will generally not be subject to the United States federal estate tax, unless, at the time of your death:

- you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of stock of Procter & Gamble that is entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

- your interest on the notes is effectively connected with your conduct of a United States trade or business.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by Procter & Gamble or any paying agent of Procter & Gamble (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in "United States Tax Considerations--Non-U.S. Holders--United States Federal Withholding Tax" above, and provided that neither Procter & Gamble nor any paying agent of Procter & Gamble has actual knowledge that you are a United States holder (as described in "United States Tax Considerations--United States Holders" above). Procter & Gamble or any paying agent of Procter & Gamble may, however, report payments of interest on the notes. Payments to you of the proceeds from your disposition of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting and, under recently finalized Treasury regulations generally applicable to payments made after December 31, 2000, backup withholding may apply to those payments if the broker is:

-    a United States person (as defined in the Internal Revenue Code);

- a controlled foreign corporation for United States federal income tax purposes;

- a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

- with respect to payments made after December 31, 2000, a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

     Payment of the proceeds from your disposition of a note made to or through the United States office of a broker is subject to information reporting and backup withholding unless you certify as to your taxpayer identification number or otherwise establish an exemption from information reporting and backup withholding.

     You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations and the Treasury regulations that will become effective after December 31, 2000. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.


                                  UNDERWRITING

     Procter & Gamble and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table. All sales by the underwriters in the United States will be made through the underwriters' selling agents, Goldman, Sachs & Co. and Deutsche Bank Securities Inc.


        Underwriters                                  Principal Amount of Notes
        ------------                                  -------------------------
     Deutsche Bank AG London.......................   euro
     Goldman Sachs International...................   euro
                                                      -------------------------
     Total.........................................   euro
                                                      =========================


     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to (bullet)% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to (bullet)% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The notes are a new issue of securities with no established trading market. Procter & Gamble has been advised by the underwriters that the underwriters intend to make a market in the notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in process.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Procter & Gamble estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately U.S.$(bullet).

     Each of the underwriters has severally represented and agreed that (i) it has not offered or sold and prior to the date six months after the date of issue of the notes will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

     The securities may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

     Procter & Gamble has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Procter & Gamble has applied to list these notes on the Luxembourg Stock Exchange but cannot assure you that these notes will be approved for listing.

     Deutsche Bank AG London, Goldman Sachs International and certain of the other underwriters or their affiliates from time to time have performed and may in the future perform various investment and/or commercial banking services for Procter & Gamble for which they have received customary compensation.


                              VALIDITY OF THE NOTES

     The validity of the notes will be passed upon for Procter & Gamble by Sandra T. Lane, Esq., Senior Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Ms. Lane may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson, and Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Ms. Lane. Fried, Frank, Harris, Shriver & Jacobson performs legal services for Procter & Gamble.


                              AVAILABLE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Information relating to the operation of the public reference facility may be obtained by calling the SEC at 1-800-SEC-0330.

     The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. Copies of such materials can be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     In addition, reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 400 S. LaSalle Street, 5th Floor, Chicago, Illinois 60605.

     We have filed with the SEC a registration statement on Form S-3 with respect to the securities that we are offering through this prospectus supplement and the accompanying prospectus. This registration statement, together with all amendments, exhibits and documents incorporated by reference, is referred to as the "registration statement." This prospectus supplement does not contain all of the information included in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement.


                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information in documents that we file after the date of this prospectus supplement and before the termination of the offering will automatically update information in this prospectus supplement and the accompanying prospectus.

     We incorporate by reference into this prospectus supplement:

-    our Annual Report on Form 10-K for the year ended June 30, 1999;

- our Current Reports on Form 8-K dated August 11, 1999, March 7, 2000, May 15, 2000, June 8, 2000 and September 6, 2000;

- our Quarterly Reports on Form 10-Q for the periods ended September 30, 1999, December 31, 1999 and March 31, 2000; and

- any future filings which we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities offered by this prospectus supplement and the accompanying prospectus.


                         LISTING AND GENERAL INFORMATION

     1. Application has been made to list the notes on the Luxembourg Stock Exchange. Prior to the listing, a legal notice relating to the issue of the notes and the Amended Articles of Incorporation and Regulations of Procter & Gamble will be deposited with the Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where such documents may be examined or copies obtained.

     2. Copies of Procter & Gamble's Amended Articles of Incorporation, Regulations and Bylaws, the indenture and each of the documents listed under "Incorporation of Documents by Reference," as well as all present and future published annual and quarterly consolidated financial statements of Procter & Gamble, will be available free of charge at the office of Credit Agricole Indosuez Luxembourg S.A. during the term of the notes. Credit Agricole Indosuez Luxembourg S.A., as listing agent, will act as intermediary between the Luxembourg Stock Exchange and Procter & Gamble. Procter & Gamble does not make publicly available non-consolidated financial statements.

     3. The creation and issuance of the notes was authorized on behalf of Procter & Gamble by resolutions adopted by the Board of Directors of Procter & Gamble on September 12, 1995, July 14, 1998, September 29, 1998 and July 22, 1999.

     4. There has been no material adverse change in the consolidated financial position of Procter & Gamble and its consolidated subsidiaries taken as a whole since June 30, 2000, except as disclosed or contemplated in this prospectus supplement or in the documents incorporated by reference.

     5. Neither Procter & Gamble nor any of its subsidiaries is a party to any litigation that, in Procter & Gamble's judgment, is material in the context of the issue of the notes, except as disclosed or contemplated in this prospectus supplement and the accompanying prospectus or in the documents incorporated by reference.

     6. The notes have been assigned Euroclear and Clearstream Common Code No. (bullet) and ISIN No. (bullet). The notes have been accepted for clearance by Clearstream and Euroclear.

     7. The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

     8. Procter & Gamble has represented and warranted to the underwriters that this prospectus supplement and the accompanying prospectus do not contain any untrue statement of a material fact or omit any material fact necessary to make the statements in this prospectus supplement and the accompanying prospectus not misleading in light of the circumstances under which these statements were made. Procter & Gamble has taken all reasonable care to ascertain the facts and to verify the accuracy of these statements. Procter & Gamble accepts responsibility accordingly.

     9. This prospectus supplement and the accompanying prospectus may be used only for the purposes for which they were published. This prospectus supplement and the accompanying prospectus together represent an offer to sell the notes but only under circumstances and in jurisdictions where it is lawful to do so.

     10. You should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. No person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus in connection with the issue or sale of the notes, and if given or made, such information or representations must not be relied upon as having been authorized by Procter & Gamble or the underwriters. Neither the delivery of this prospectus supplement or the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in affairs of Procter & Gamble since the date on the cover of this prospectus supplement.


                      [THIS PAGE INTENTIONALLY LEFT BLANK]


PROSPECTUS

                                 $4,000,000,000

                          THE PROCTER & GAMBLE COMPANY

                       BY THIS PROSPECTUS, WE MAY OFFER --

                                 DEBT SECURITIES

                                    WARRANTS

                                 --------------

     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

                                  ------------

     This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

                                  ------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



               This date of this Prospectus is September 30, 1999


                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
The Company...................................................................3
Selected Consolidated Financial Information...................................4
Use of Proceeds...............................................................5
Description of Debt Securities................................................6
Description of Warrants......................................................13
Plan of Distribution.........................................................17
Legal Opinions...............................................................19
Experts......................................................................19
Where You Can Find More Information..........................................19

                                  ------------

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell in one or more offerings up to a total dollar amount of $3,825,000,000 of any combination of our debt securities and warrants.

     This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus.

     You should carefully read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."



                                   THE COMPANY

     The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, we manufacture and market a broad range of consumer products in many countries throughout the world.

     Prior to July 1, 1999, we were managed in four operating segments: North America, which was comprised of the United States and Canada; Europe, Middle East and Africa; Asia; and Latin America. In addition, our operations fell within five product groups, aligned as follows: Laundry and Cleaning, Paper, Beauty Care, Food and Beverage, and Health Care.

      - Laundry and Cleaning includes laundry, dish care, hard surface cleaners and fabric conditioners. Representative brands include Ariel, Tide, Cascade, Dawn, Fairy and Downy.

      - Paper includes tissue/towel, feminine protection, diapers and wipes. Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

      - Beauty Care includes hair care, deodorants, personal cleaning, skin care and cosmetics and fragrances. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Oil of Olay, Cover Girl and Old Spice.

      - Food and Beverage includes coffee, peanut butter, juice, snacks, shortening and oil, and commercial services. Representative brands include Folgers, Jif, Sunny Delight, Pringles, Olean and Crisco.

      - Health Care includes oral care, gastrointestinal, respiratory care and pharmaceuticals. Representative brands include Crest, Scope, Metamucil, Vicks, Asacol, Didronel and Macrobid.

     The Laundry and Cleaning group and the Paper group each constituted 30% of consolidated 1999 fiscal-year sales.

     We have begun a major reorganization of our operations, moving from a geographical structure to product-based Global Business Units ("GBUs") that will streamline management decision-making, strategic planning and manufacturing. We call this change "Organization 2005." Consistent with this change, prior segment reporting will be restated starting with the first quarter of fiscal 2000 (July 1, 1999 through September 30, 1999) to reflect the following product-based segments: Fabric and Home Care, Paper, Beauty Care, Food and Beverage and Health Care.

     We will complement the GBU structure with eight Market Development Organizations intended to maximize the business potential for the entire product portfolio in each local market. Our new organization structure was effective July 1, 1999, although certain strategic planning activities were effective January 1, 1999. Organization 2005 will also streamline and standardize our global essential business services, such as accounting, employee benefits management, order management and information technology services, to a common Global Business Services organization.

     Organization 2005, which we began implementing in April 1999, will cost $1.9 billion after-tax over the six year period and will affect 15,000 positions worldwide.

     In the United States, we owned and operated manufacturing facilities at 37 locations in 21 states as of June 30, 1999. In addition, we owned and operated 93 manufacturing facilities in 44 other countries as of such date. Laundry and Cleaning products were produced at 45 of these locations; Paper products at 49; Health Care products at 21; Beauty Care products at 38; and Food and Beverage products at 15.

     Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information for the year ended June 30, 1999 was derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1999. The selected consolidated financial information for the years ended June 30, 1998, 1997 and 1996 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998. The selected financial information for the year ended June 30, 1995 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1995, as adjusted for certain reclassifications made to conform to the presentation for the year ended June 30, 1996. All information is reported in U.S. dollars.

                                                                      YEARS ENDED JUNE 30,
                                                     ---------------------------------------------------
                                                        1995       1996       1997       1998       1999
                                                     -------    -------    -------    -------    -------
                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Net sales..........................................  $33,482    $35,284    $35,764    $37,154    $38,125
Cost of products sold..............................   19,561     20,938     20,510     21,064     21,206
Earnings before income taxes.......................    4,000      4,669      5,249      5,708      5,838
Income taxes.......................................    1,355      1,623      1,834      1,928      2,075
Net earnings.......................................    2,645      3,046      3,415      3,780      3,763
Basic net earnings per common share................    $1.85      $2.14      $2.43      $2.74      $2.75
Diluted net earnings per common share..............    $1.74      $2.01      $2.28      $2.56      $2.59
Basic average shares outstanding (in millions)(1)..  1,372.0    1,372.6    1,360.3    1,343.4    1,328.1
Ratio of earnings to fixed charges(2)..............      7.7        9.0       10.9        9.9        8.8

FINANCIAL POSITION (AT PERIOD END):
Working Capital....................................   $2,194     $2,982     $2,988     $1,327       $597
Total Assets.......................................   28,125     27,730     27,544     30,966     32,113
Long-term debt.....................................    5,161      4,670      4,143      5,765      6,231
Shareholders' equity...............................   10,589     11,722     12,046     12,236     12,058

------
(1) Restated for two-for-one stock split effective August 22, 1997.

(2) Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

RESULTS OF OPERATIONS: YEAR ENDED JUNE 30, 1999 COMPARED TO THE YEAR ENDED JUNE 30, 1998

     We achieved strong core earnings performance for the year ended June 30, 1999. Basic net earnings were $3.76 billion or $2.75 per share compared to $3.78 billion or $2.74 per share in the prior year. Results include charges of $385 million after tax for the current year costs of the Organization 2005 initiative approved in June 1999. Organization 2005 is our multiyear program designed to accelerate sales and earnings growth over the coming years.

     Core net earnings were $4.15 billion for the fiscal year, up 10% from the prior year. Core net earnings exclude the Organization 2005 costs. Core basic net earnings per share were $3.04, an increase of 11% from the prior year. Fiscal year profit results were driven by higher value initiatives, effective cost containment and improved pricing.

     Worldwide net sales for the current year were $38.13 billion, an increase of 3% on flat unit volume. The increase in sales was attributable to improved pricing in all regions and favorable volume and product mix in North America, partially offset by exchange impacts. Unfavorable exchange rates, primarily in Asia and Latin America, depressed sales by 1% for the year.

     Worldwide gross margin was 44.4%, compared to 43.3% in the prior year. Gross margin includes $443 million in before-tax charges related to the Organization 2005 program. These charges consisted primarily of accelerated depreciation and asset write-downs. Excluding these charges, gross margin increased to 45.5%, reflecting effective cost containment, primarily in North America.

     Worldwide marketing, research, and administrative expenses were $10.67 billion, versus $10.04 billion in the prior year, or 28.0% and 27.0% of sales for 1999 and 1998, respectively. The 6% increase in total spending was primarily due to increased research spending, primarily in the paper and health care businesses, and increased spending for new initiatives. Organization 2005 costs increased marketing, research, and administrative expenses by $38 million, related primarily to employee separation expenses.

     Operating income grew 3%. Excluding the charges for Organization 2005, operating income grew 11%. These trends reflect sales growth and cost control efforts.

     Interest expense increased 19% to $650 million on increased debt, primarily due to share repurchases. Other income, net, which consists primarily of interest and investment income, contributed $235 million in the current year compared to $201 million in the prior year.

     Our effective tax rate for the year was 35.5%, compared to 33.8% in the prior year. The increase reflects a reduction in benefits for research and development tax credits in North America, which were included in prior year results, as well as the impact of various country tax rates on our Organization 2005 program costs. Excluding Organization 2005 program costs and related tax effects, the tax rate was 34.4%.

     Net earnings margin was 9.9% versus 10.2% in the prior year. Excluding the Organization 2005 charges, core net earnings margin was 10.9%, the highest in 58 years.

     Over the last several years, we maintained an ongoing program of simplification and standardization, which included projects to consolidated selected manufacturing facilities, re-engineer manufacturing and distribution processes, redesign organizations, simplify product line-ups and divest non-strategic brands and assets. This program did not have a significant impact on 1999 or 1998 net earnings. Beginning with the fourth quarter of 1999, this program was superseded by Organization 2005.


                                 USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of debt securities and warrants offered by this prospectus for general corporate purposes.


                         DESCRIPTION OF DEBT SECURITIES

     This section describes the general terms and provisions of any debt securities that we may offer in the future. A prospectus supplement relating to a particular series of debt securities will describe the specific terms of that particular series and the extent to which the general terms and provisions apply to that particular series.

GENERAL

     We expect to issue the debt securities under an indenture, dated as of September 28, 1992, between us and Bank One Trust Company, NA (formerly The First National Bank of Chicago), as trustee. We have incorporated by reference the indenture as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the indenture are not complete. You should read the indenture for a more complete understanding of the provisions described in this section. The indenture itself, not this description or the description in the prospectus supplement, defines your rights as a holder of debt securities. Parenthetical section and article numbers in this description refer to sections and articles in the indenture.

     The debt securities will be unsecured obligations of Procter & Gamble. The indenture does not limit the amount of debt securities that we may issue under the indenture. The indenture provides that we may issue debt securities from time to time in one or more series.

TERMS OF A PARTICULAR SERIES

     Each prospectus supplement relating to a particular series of debt securities will include specific information relating to the offering. This information will include some or all of the following terms of the debt securities of the series:

      -  the title of the debt securities;

      -  any limit on the total principal amount of the debt securities;

      -  the date or dates on which the debt securities will mature;

      - the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

      - the dates on which interest, if any, will be payable and the regular record dates for interest payments;

      -  any mandatory or optional sinking fund or similar provisions;

      - any optional or mandatory redemption provisions, including the price at which, the periods within which, and the terms and conditions upon which we may redeem or repurchase the debt securities;

      - the terms and conditions upon which the debt securities may be repayable prior to final maturity at the option of the holder;

      - the portion of the principal amount of the debt securities that will be payable upon acceleration of maturity, if other than the entire principal amount;

      - provisions allowing us to defease the debt securities or certain restrictive covenants and certain events of default under the indenture;

      - if other than in United States dollars, the currency or currencies, including composite currencies, of payment of principal of and premium, if any, and interest on the debt securities;

      - the federal income tax consequences and other special considerations applicable to any debt securities denominated in a currency or currencies other than United States dollars;

      - any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the debt securities;

      - if the debt securities will be issuable only in the form of a global security as described below, the depository or its nominee with respect to the debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depository or its nominee; and

      -  any other terms of the debt securities. (Section 301)

PAYMENT OF PRINCIPAL, PREMIUM AND INTEREST

     Unless otherwise indicated in the prospectus supplement, principal of and premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be exchangeable and transfers of debt securities will be registrable, at the office of the trustee at 153 West 51st Street, New York, New York 10019. At our option, however, payment of interest may be made by:

      - wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the trustee from any holder of debt securities;

      - any similar manner that the holder may designate in writing to the trustee; or

      - check mailed to the address of the holder as it appears in the security register. (Sections 301, 305 and 1002)

     Any payment of principal and premium, if any, and interest, if any, required to be made on a day that is not a business day need not be made on that day, but may be made on the next succeeding business day with the same force and effect as if made on the non-business day. No interest will accrue for the period from and after the non-business day. (Section 113)

     Unless otherwise indicated in the prospectus supplement relating to the particular series of debt securities, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 or any multiple of $1,000. (Section 302) We will not require a service charge for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange. (Section 305)

ORIGINAL ISSUE DISCOUNT SECURITIES

     Debt securities may be issued under the indenture as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. An original issue discount security under the indenture includes any security which provides for an amount less than its principal amount to be due and payable upon a declaration of acceleration upon the occurrence of an event of default. In addition, under regulations of the U.S. Treasury Department it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to debt securities and warrants which are considered to be issued as "investment units". Federal income tax consequences and other special considerations applicable to any such original issue discount securities, or other debt securities treated as issued at an original issue discount, and to "investment units" will be described in the applicable prospectus supplement.

BOOK-ENTRY DEBT SECURITIES

     The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depository or its nominee identified in the prospectus supplement relating to the debt securities. In this case, one or more global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding debt securities to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depository for the global security to a nominee of the depository and except in the circumstances described in the prospectus supplement relating to the debt securities. We will describe in the prospectus supplement the terms of any depository arrangement and the rights and limitations of owners of beneficial interests in any global debt security. (Sections 204 and 305)

RESTRICTIVE COVENANTS

     In this section we describe the principal covenants that will apply to the debt securities unless the prospectus supplement for a particular series of debt securities states otherwise. We make use of several defined terms in this section. The definitions for these terms are located at the end of this section under "-Definitions Applicable to Covenants."

  RESTRICTIONS ON SECURED DEBT

     If we or any Domestic Subsidiary shall incur, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Manufacturing Property or on any shares of stock or debt of any Domestic Subsidiary, we will secure, or cause such Domestic Subsidiary to secure, the debt securities then outstanding equally and ratably with (or prior to) such Debt. However, we will not be restricted by this covenant if, after giving effect to the particular Debt so secured the total amount of all Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties, would not exceed 5% of our and our consolidated subsidiaries' Consolidated Net Tangible Assets.

     In addition, the restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of the restriction, Debt secured by

         (1) Mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time the corporation becomes a Domestic Subsidiary;

         (2) Mortgages in favor of us or a Domestic Subsidiary;

         (3) Mortgages in favor of U.S. governmental bodies to secure progress or advance payments;

         (4) Mortgages on property, shares of stock or debt existing at the time of their acquisition, including acquisition through merger or consolidation, purchase money Mortgages and construction cost Mortgages; and

         (5) any extension, renewal or refunding of any Mortgage referred to in clauses (1) through (4) above, inclusive. (Section 1004)

     The indenture does not restrict the incurrence of unsecured debt by us or our subsidiaries.

  RESTRICTIONS ON SALES AND LEASEBACKS

     Neither we nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property whose completed construction and start of fully operating status has occurred more than 120 days prior to the proposed sale and leaseback, unless

      - we or the Domestic Subsidiary could incur a lien on the property under the restrictions described above under "Restrictions on Secured Debt" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities then outstanding or

      - we, within 120 days, apply to the retirement of our Funded Debt an amount not less than the greater of (1) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (2) the fair value of the Principal Domestic Manufacturing Property so leased, subject to credits for various voluntary retirements of Funded Debt.

This restriction will not apply to any sale and leaseback transaction

      -  between us and a Domestic Subsidiary,

      -  between Domestic Subsidiaries or

      - involving the taking back of a lease for a period of less than three years. (Section 1005)

  DEFINITIONS APPLICABLE TO COVENANTS

     The term "Attributable Debt" means the total net amount of rent, discounted at 10% per annum compounded annually, required to be paid during the remaining term of any lease.

     The term "Consolidated Net Tangible Assets" means the total amount of assets, less applicable reserves and other properly deductible items, after deducting (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as described on our and our consolidated subsidiaries' most recent balance sheet and computed in accordance with generally accepted accounting principles.

     The term "Debt" means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

     The term "Domestic Subsidiary" means any of our subsidiaries except a subsidiary which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States or which is engaged primarily in financing our and our subsidiaries' operations outside the United States.

     The term "Funded Debt" means Debt having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount of Debt.

     The term "Mortgage" means pledges, mortgages and other liens.

     The term "Principal Domestic Manufacturing Property" means any facility (together with the land on which it is erected and fixtures comprising a part of the land) used primarily for manufacturing or processing, located in the United States, owned or leased by us or one of our subsidiaries and having a gross book value in excess of 3/4 of 1% of Consolidated Net Tangible Assets. However, the term "Principal Domestic Manufacturing Property" does not include any facility or portion of a facility (1) which is a pollution control or other facility financed by obligations issued by a state or local governmental unit pursuant to
Section 103(b)(4)(E), 103(b)(4)(F) or 103(b)(6) of the Internal Revenue Code of 1954, or any successor provision thereof, or (2) which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our subsidiaries as an entirety.

EVENTS OF DEFAULT

     Any one of the following are events of default under the indenture with respect to debt securities of any series:

         (1) our failure to pay principal of or premium, if any, on any debt security of that series when due;

         (2) our failure to pay any interest on any debt security of that series when due, continued for 30 days;

         (3) our failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

         (4) our failure to perform any other of our covenants in the indenture, other than a covenant included in the indenture solely for the benefit of other series of debt securities, continued for 90 days after written notice as provided in the indenture;

         (5) certain events involving bankruptcy, insolvency or reorganization; and

         (6) any other event of default provided with respect to debt securities of that series. (Section 501)

     If an event of default with respect to outstanding debt securities of any series shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under some circumstances, rescind and annul the acceleration. (Section 502) For information as to waiver of defaults, see the section below entitled "Modification and Waiver".

     A prospectus supplement relating to each series of debt securities which are original issue discount securities will describe the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of an event of default and its continuation.

     During default, the trustee has a duty to act with the required standard of care. Otherwise, the indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. (Section 603) If the provisions for indemnification of the trustee have been satisfied, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section 512)

     We will furnish to the trustee annually a certificate as to our compliance with all conditions and covenants under the indenture. (Section 1007)

DEFEASANCE

     The prospectus supplement will state if any defeasance provision will apply to the debt securities. Defeasance refers to the discharge of some or all of our obligations under the indenture.

  DEFEASANCE AND DISCHARGE

     We will be discharged from any and all obligations in respect of the debt securities of any series if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable.

     If we defease a series of debt securities, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for

      - the rights of holders to receive from the trust funds payment of principal, premium and interest on the debt securities,

      - our obligation to register the transfer or exchange of debt securities of the series,

      - our obligation to replace stolen, lost or mutilated debt securities of the series,

      -  our obligation to maintain paying agencies,

      -  our obligation to hold monies for payment in trust, and

      - the rights of holders to benefit, as applicable, from the rights, powers, trusts, duties and immunities of the trustee.

     We may defease a series of debt securities only if, among other things:

      - we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred, and

      - we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit, defeasance and discharge. (Section
         403)

  DEFEASANCE OF COVENANTS AND EVENTS OF DEFAULT

     We may elect not to comply with the covenants described above under "Restrictions on Secured Debt" (Section 1004) and "Restrictions on Sales and Leasebacks" (Section 1005), and the failure to comply with these covenants will not be deemed an event of default (Section 501(4)), if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable. Our obligations under the indenture and the debt securities of the series will remain in full force and effect, other than with respect to the defeased covenants and related events of default.

     We may defease the covenants and the related events of default described above only if, among other things, we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that

      - the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance of the covenants and events of default, and the holders of the debt securities of the series will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred, and

      - the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit and defeasance. (Section 1006)

     If we choose covenant defeasance with respect to the debt securities of any series as described above and the debt securities of the series are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (4) under "Events of Default", the amount of money and U.S. government securities on deposit with the trustee will be sufficient to pay amounts due on the debt securities of the series at the time of their stated maturity. The amount on deposit with the trustee may not be sufficient to pay amounts due on the debt securities of the series at the time of the acceleration resulting from the event of default. However, we will remain liable for these payments.

MODIFICATION AND WAIVER

     Procter & Gamble and the trustee may make modifications of and amendments to the indenture if the holders of at least 66 2/3% in principal amount of the outstanding debt securities of each series affected by the modification or amendment consent to the modification or amendment.

     However, the consent of the holder of each debt security affected will be required for any modification or amendment that

      - changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security,

      - reduces the principal amount of, or the premium, if any, or interest, if any, on, any debt security,

      - reduces the amount of principal of an original issue discount security payable upon acceleration of the maturity of the security,

      - changes the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any debt security,

      - impairs the right to institute suit for the enforcement of any payment on any debt security, or

      - reduces the percentage in principal amount of debt securities of any series necessary to modify or amend the indenture or to waive compliance with various provisions of the indenture or to waive various defaults. (Section 902)

     Without the consent of any holder of debt securities, we and the trustee may make modifications or amendments to the indenture in order to

      - evidence the succession of another person to us and the assumption by that person of the covenants in the indenture,

      -  add to the covenants for the benefit of the holders,

      -  add additional events of default,

      - permit or facilitate the issuance of securities in bearer form or uncertificated form,

      - add to, change, or eliminate any provision of the indenture in respect of a series of debt securities to be created in the future,

      -  secure the securities as required by "Restrictions on Secured Debt,"

      -  establish the form or terms of securities of any series,

      -  evidence the appointment of a successor trustee, or

      - cure any ambiguity, correct or supplement any provision which may be inconsistent with another provision, or make any other provision, provided that any action may not adversely affect the interests of holders of debt securities in any material respect.

     The holders of at least 66 2/3% in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive compliance by us with various restrictive provisions of the indenture. (Section 1008)

     The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default with respect to that series, except

      - a default in the payment of the principal of or premium, if any, or interest on any debt security of that series, or

      - a default in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series that would be affected. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     If the conditions below are met, we may, without the consent of any holders of outstanding debt securities:

      -  consolidate or merge with or into another entity, or

      -  transfer or lease our assets as an entirety to another entity.

     We have agreed that we will engage in a consolidation, merger or transfer or lease of assets as an entirety only if

      - the entity formed by the consolidation or into which we are merged or which acquires or leases our assets is a corporation, partnership or trust organized and existing under the laws of any United States jurisdiction and assumes our obligations on the debt securities and under the indenture,

      - after giving effect to the transaction no event of default would have happened and be continuing, and

      -  various other conditions are met. (Article Eight)

REGARDING THE TRUSTEE

     The First National Bank of Chicago is the trustee under the indenture. The First National Bank of Chicago is also a depository of Procter & Gamble and has performed other services for us and our subsidiaries in the normal course of its business.


                             DESCRIPTION OF WARRANTS

     This section describes the general terms and provisions of the warrants to which any prospectus supplement may relate. The particular terms of the warrants offered by any prospectus supplement and the extent, if any, to which the general provisions may apply to the warrants so offered will be described in the prospectus supplement relating to the offered warrants.

     We may issue the following types of warrants:

      -  warrants for the purchase of debt securities,

      - warrants to buy or sell government debt securities, which are debt securities of or guaranteed by the United States,

      - warrants to buy or sell foreign currencies, currency units or units of a currency index or currency basket,

      -  warrants to buy or sell units of a stock index or stock basket, and

      -  warrants to buy and sell a commodity or a commodity index.

     We may issue warrants independently or together with any debt securities offered by any prospectus supplement. Warrants may be attached to or separate from any debt securities. The warrants will be settled either through physical delivery or through payment of a cash settlement value as described below and in any applicable prospectus supplement.

     Warrants will be issued under a warrant agreement to be entered into between Procter & Gamble and a bank or trust company, as warrant agent, all as described in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants.

     We have incorporated by reference the form of warrant agreement, including the form of warrant certificate, as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the form of warrant agreement are not complete. You should read the form of warrant agreement for a more complete understanding of the provisions described in this section. The warrant agreement itself, not this description or the description in the prospectus supplement, defines your rights as a holder of warrants.

TERMS

     The prospectus supplement will describe the following terms of the offered warrants:

      -  the offering price;

      - the currency, currency unit, currency index or currency basket based on or relating to currencies for which warrants may be purchased;

      - the date on which the right to exercise the warrants commences and the date on which the right expires;

      - whether the warrant certificates will be issuable in definitive registered form or global form or both;

      -  federal income tax consequences;

      - whether the warrant is for debt securities, government debt securities, currencies, currency units, currency indices or currency baskets, stock indices, stock baskets, commodities, commodity indices or another index or reference as described in the prospectus supplement; and

      - any other terms of the warrants, including any terms which may be required or advisable under United States laws or regulations.

WARRANTS TO PURCHASE DEBT SECURITIES

     If the offered warrants are to purchase debt securities, the prospectus supplement will also describe

      - the designation, total principal amount, currency, currency unit or currency basket of denomination and other terms of the debt securities purchasable upon exercise of the offered warrants;

      - the designation and terms of the debt securities with which the offered warrants are issued and the number of offered warrants issued with each debt security;

      - the date on and after which the offered warrants and the related debt securities will be separately transferable; and

      - the principal amount of debt securities purchasable upon exercise of one offered warrant and the price at which and currency, currency unit or currency basket in which such principal amount of debt securities may be purchased upon exercise.

WARRANTS TO BUY OR SELL GOVERNMENT DEBT SECURITIES OR FOREIGN CURRENCIES

     If the offered warrants are to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, the offered warrants will be listed on a national securities exchange and the prospectus supplement will describe

      - the amount and designation of the government debt securities or currency, currency unit, currency index or currency basket, as the case may be, subject to each offered warrant,

      - whether the offered warrants provide for cash settlement or delivery of the government debt securities or foreign currency, currency unit, units of the currency index or currency basket upon exercise, and

      - the national securities exchange on which the offered warrants will be listed.

WARRANTS ON A STOCK INDEX OR A STOCK BASKET

     If the offered warrants are warrants on a stock index or a stock basket, the offered warrants will provide for payment of an amount in cash determined by reference to increases or decreases in the stock index or stock basket and will be listed on a national securities exchange, and the prospectus supplement will describe

      -  the terms of the offered warrants,

      - the stock index or stock basket covered by the offered warrants and the market to which the stock index or stock basket relates, and

      - the national securities exchange on which the offered warrants will be listed.

WARRANTS ON A COMMODITY OR COMMODITY INDEX

     If the offered warrants are warrants on a commodity or commodity index, the offered warrants will provide for cash settlement or delivery of the particular commodity or commodities and the offered warrants will be listed on a national securities exchange. The prospectus supplement will describe

      -  the terms of the offered warrants,

      - the commodity or commodity index covered by the offered warrants and the market, if any, to which the commodity or commodity index relates, and

      -  the national securities exchange on which the warrants will be listed.

WARRANT CERTIFICATES

     Warrant certificates may be exchanged for new warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Warrants to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, and warrants on stock indices or stock baskets or on commodities or commodity indices may be issued in the form of a single global warrant certificate, registered in the name of the nominee of the depository of the warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by us, for interests in a global warrant certificate, as described in the applicable prospectus supplement.

     Prior to the exercise of their warrants, holders of warrants to purchase debt securities will not have any of the rights of holders of the debt securities purchasable upon exercise of the warrant, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities or to enforce covenants in the indenture.

EXERCISE OF WARRANTS

     As described in or calculable from the prospectus supplement relating to the warrants, you may exercise your warrant

      - to purchase the principal amount of debt securities at the exercise price,

      - to buy or sell the amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities at the exercise price, or

      - to receive such settlement value in respect of such amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodity index.

     Warrants may be exercised at any time up to 3:00 P.M. New York time on the date described in the prospectus supplement relating to such warrants or as may be otherwise described in the prospectus supplement. After that time on that date, or a later date to which the date may be extended by us, unexercised warrants will become void.

     If there are no restrictions or additional requirements described in the prospectus supplement, you may exercise warrants by delivering to the warrant agent

      -  the properly completed and duly executed warrant certificate, and

      - payment as provided in the prospectus supplement of the amount required to purchase the debt securities, or, except in the case of warrants providing for cash settlement, payment for or delivery of the government debt securities or currency, currency unit, currency index, currency basket, stock index, stock basket, commodity or commodities index as the case may be, purchased or sold upon the exercise of the warrant.

     Warrants will be deemed to have been exercised upon receipt of the warrant certificate and any payment, if applicable, at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. We will, as soon as possible, issue and deliver the debt securities purchasable upon exercise, or buy or sell the government debt securities or currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities or pay the settlement value in respect of the warrants. If you exercise fewer than all of the warrants represented by the warrant certificate, you will receive a new warrant certificate for the remaining amount of the warrants.


                              PLAN OF DISTRIBUTION

GENERAL

     We may sell debt securities and/or warrants in one or more transactions from time to time to or through underwriters, who may act as principals or agents, directly to other purchasers or through agents to other purchasers.

     A prospectus supplement relating to a particular offering of debt securities or warrants may include the following information:

      -  the terms of the offering,

      -  the names of any underwriters or agents,

      -  the purchase price of the securities from us,

      -  the net proceeds to us from the sale of the securities,

      -  any delayed delivery arrangements,

      - any underwriting discounts and other items constituting underwriters' compensation,

      -  any initial public offering price, and

      -  any discounts or concessions allowed or reallowed or paid to dealers.

     The distribution of the debt securities and warrants, if any, may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

UNDERWRITING COMPENSATION

     In connection with the sale of debt securities and warrants, if any, underwriters may receive compensation from us or from purchasers for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell debt securities and warrants to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

     Underwriters, dealers and agents that participate in the distribution of debt securities and warrants may be deemed to be underwriters under the Securities Act. Any discounts or commissions that they receive from us and any profit that they receive on the resale of debt securities and warrants may be deemed to be underwriting discounts and commissions under the Securities Act. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from us.

INDEMNIFICATION

     We may enter agreements under which underwriters and agents who participate in the distribution of debt securities and warrants may be entitled to indemnification by us against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

RELATED TRANSACTIONS

     Various of the underwriters who participate in the distribution of debt securities or warrants, and their affiliates, may perform various commercial banking and investment banking services for us from time to time in the ordinary course of business.

DELAYED DELIVERY CONTRACTS

     We may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase debt securities and/or warrants from us pursuant to contracts providing for payment and delivery on a future date. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve these institutions. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the debt securities and/or warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

NO ESTABLISHED TRADING MARKET

     The debt securities and/or warrants, when first issued, will have no established trading market. Any underwriters or agents to or through whom we sell debt securities or warrants for public offering and sale may make a market in the securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities or warrants.

PRICE STABILIZATION AND SHORT POSITIONS

     If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the Securities and Exchange Commission may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering, that is if they sell more securities than are set forth on the cover page of the prospectus supplement, the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

     We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.


                                 LEGAL OPINIONS

     The validity of the issuance of our securities offered by this prospectus will be passed upon for The Procter & Gamble Company by Terry L. Overbey, Secretary, and for any underwriters or agents by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations). Mr. Overbey may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson. Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Overbey. Fried, Frank, Harris, Shriver & Jacobson performs legal services for us from time to time.


                                     EXPERTS

     Deloitte and Touche LLP, independent accountants, have audited our consolidated financial statements, which are incorporated by reference from our annual report on Form 10-K. Our consolidated financial statements are incorporated by reference in reliance on Deloitte and Touche LLP's report, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC reference rooms:

     450 Fifth Street, N.W.     7 World Trade Center     500 West Madison Street
           Room 1024               Suite 1300                 Suite 1400
      Washington, DC 20549    New York, New York 10048   Chicago, Illinois 60661

Please telephone the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. You may find our reports, proxy statements and other information at this SEC website.

     In addition, you can obtain our reports, proxy statements and other information about Procter & Gamble at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Cincinnati Stock Exchange, 400 LaSalle Street, 5th Floor, Chicago, Illinois 60605.

     The SEC allows us to "incorporate by reference" into this document the information which we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

      -  Our Annual Report on Form 10-K for our fiscal year ended June 30, 1999

      -  Our Current Report on Form 8-K filed on August 11, 1999

     In addition to the documents listed above, we also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information filed in response to Items 402(i), (j) and (k) of Regulation S-K) until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated.

     You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into the filing), at no cost, by writing us at the following address or telephoning us at (513) 983-8697 between 8:00 a.m. and 5:00 p.m., Eastern Standard Time:

                          The Procter & Gamble Company
                   Attn: Linda D. Rohrer, Assistant Secretary
                            1 Procter & Gamble Plaza
                           Cincinnati, Ohio 45202-3315

     You may also get a copy of these reports from our website at http://www.pg.com. Please note, however, that we have not incorporated any other information by reference from our website, other than the documents listed above.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any supplemental prospectus is accurate as of any date other than the date on the front of those documents.




                      [THIS PAGE INTENTIONALLY LEFT BLANK]







                      [THIS PAGE INTENTIONALLY LEFT BLANK]







                      [THIS PAGE INTENTIONALLY LEFT BLANK]





                               PRINCIPAL OFFICE OF

                          THE PROCTER & GAMBLE COMPANY
                           One Procter & Gamble Plaza
                             Cincinnati, Ohio 45202
                                     U.S.A.


                                   TRUSTEE AND
                                  PAYING AGENT

                           BANK ONE TRUST COMPANY, NA
                                 One North State
                              9th Floor, Suite 0126
                          Chicago, Illinois 60670-0126
                                     U.S.A.


                             LUXEMBOURG PAYING AGENT

                    CREDIT AGRICOLE INDOSUEZ LUXEMBOURG S.A.
                                39 Allee Scheffer
                                L-2520 Luxembourg


                                 LEGAL ADVISORS

      To the Company:                         To the Underwriters:

     SANDRA T. LANE, ESQ.           FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
        Senior Counsel       (a partnership including professional corporations)
 One Procter & Gamble Plaza                    One New York Plaza
   Cincinnati, Ohio 45202                   New York, New York 10004
          U.S.A.                                     U.S.A.


                                    AUDITORS

                              DELOITTE & TOUCHE LLP
                              250 East Fifth Street
                             Cincinnati, Ohio 45202
                                     U.S.A.


                                  LISTING AGENT

                    CREDIT AGRICOLE INDOSUEZ LUXEMBOURG S.A.
                                39 Allee Scheffer
                                L-2520 Luxembourg


================================================================================

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                                TABLE OF CONTENTS

                              Prospectus Supplement

                                                Page

  The Company.................................     S-2
Summary Consolidated Financial
   Information................................     S-3
Consolidated Ratio of Earnings to Fixed
   Charges....................................     S-7
Capitalization................................     S-8
Management....................................     S-9
Description of the Notes......................    S-12
United States Tax Considerations..............    S-20
Underwriting..................................    S-26
Validity of the Notes.........................    S-27
Available Information.........................    S-27
Incorporation of Documents by Reference.......    S-28
Listing and General Information...............    S-29

                      Prospectus

The Company...................................       3
Selected Consolidated Financial Information...       4
Use of Proceeds...............................       5
Description of Debt Securities................       6
Description of Warrants.......................      14
Plan of Distribution..........................      18
Legal Opinions................................      19
Experts.......................................      20
Where You Can Find More Information...........      20

================================================================================



================================================================================


                               euro 1,000,000,000

                                       THE

                                PROCTER & GAMBLE

                                     COMPANY

                          (bullet)% Notes due (bullet)


                              -------------------

                                      LOGO

                              --------------------


                 Joint Global Coordinators and Joint Bookrunners

                                  DEUTSCHE BANK
                           GOLDMAN SACHS INTERNATIONAL

                              --------------------

                            DEUTSCHE BANC ALEX. BROWN
                              GOLDMAN, SACHS & CO.

                              --------------------






================================================================================